Exhibit 99.1

Amended and Restated
Shareholder Rights Plan Agreement

Dated as of

June 22, 2022

(amending and restating
a shareholder rights plan agreement
dated as of May 13, 2016)

Between

MAG Silver Corp.

and

Computershare Investor Services Inc.
as Rights Agent

Notice to Reader

At the annual and special meeting of the shareholders of MAG Silver Corp. (the “Corporation”) to be held on June 22, 2022 and any adjournment or postponement thereof (the “Meeting”), the shareholders of the Corporation will be asked to approve, with or without variation, a resolution consenting to, ratifying, confirming and approving the continuation, amendment and restatement of the Corporation's existing shareholder rights plan agreement substantially in the form and on the terms of this Amended and Restated Shareholder Rights Plan Agreement. Further information relating to this Amended and Restated Shareholder Rights Plan Agreement, as well as the full text of the resolution shareholders are being asked to approve, is contained in the Company’s Notice of Annual and Special Meeting and Management Information Circular dated May 12, 2022 prepared in connection with the Meeting available under the Company’s issuer profile on SEDAR at www.sedar.com.

Attached as Appendix “A” to this Amended and Restated Shareholder Rights Plan Agreement is a copy marked to show the changes made to the Corporation's existing shareholder rights plan agreement dated as of May 13, 2016 between the Company and Computershare Investor Services, Inc., as rights agent, which was filed on SEDAR under the Company’s issuer profile on May 13, 2016 under the filing category “other securityholders documents” and which was consented to, ratified, confirmed and approved by shareholders at the Corporation's annual and special meeting of shareholders held on June 15, 2016 and subsequently reconfirmed by shareholders at the Corporation's annual and special meeting of shareholders held on June 13, 2019.

Table of Contents

Article 1 Interpretation
1.1 Certain Definitions	2
1.2 Currency	17
1.3 Descriptive Headings	18
1.4 Number and Gender	18
1.5 References to Agreement	18
1.6 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	18
1.7 Acting Jointly or in Concert	18
Article 2 The Rights
2.1 Legend on Certificates	19
2.2 Execution, Authentication, Delivery and Dating of Rights Certificates	20
2.3 Registration, Registration of Transfer and Exchange	20
2.4 Mutilated, Destroyed, Lost and Stolen Rights Certificates	21
2.5 Persons Deemed Owners of Rights	21
2.6 Delivery and Cancellation of Certificates	21
2.7 Agreement of Rights Holders	22
2.8 Rights Certificate Holder Not Deemed a Shareholder	23
Article 3 Exercise of the Rights
3.1 Initial Exercise Price; Exercise of Rights; Detachment of Rights	23
3.2 Adjustments to Exercise Price; Number of Rights	26
3.3 Date on Which Exercise Is Effective	30
Article 4 Adjustment to the Rights in the Event of Certain Transactions
4.1 Flip-in Event	31
Article 5 The Rights Agent
5.1 General	32
5.2 Merger or Amalgamation or Change of Name of Rights Agent	33
5.3 Duties of the Rights Agent	34
5.4 Change of Rights Agent	35
5.5 Compliance with Anti-Money Laundering Legislation	36
5.6 Liability	36

- ii -
Article 6 Miscellaneous
6.1 Redemption and Waiver	37
6.2 Expiration	39
6.3 Issuance of New Rights Certificate	39
6.4 Fractional Rights and Fractional Shares	39
6.5 Supplements and Amendments	40
6.6 Rights of Action	42
6.7 Notice of Proposed Actions	42
6.8 Notices	42
6.9 Costs of Enforcement	44
6.10 Successors	44
6.11 Benefits of this Agreement	44
6.12 Governing Law	44
6.13 Counterparts	44
6.14 Severability	44
6.15 Effective Date	45
6.16 Determinations and Actions by the Board of Directors	45
6.17 Time of the Essence	45
6.18 Regulatory Approvals	45
6.19 Declaration as to Non-Canadian and Non-U.S. Holders	45
6.20 Fiduciary Duties of the Directors	46
6.21 Privacy Legislation	46
6.22 Force Majeure	46
6.23 Language	46

Amended and Restated Shareholder Rights Plan Agreement

THIS AGREEMENT dated as of June 22, 2022 (amending and restating a shareholder rights plan agreement dated as of May 13, 2016),

B E T W E E N:

MAG Silver Corp.,

a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the "Corporation")

- and -

COMPUTERSHARE INVESTOR SERVICES INC.,

a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent

(hereinafter referred to as the "Rights Agent"),

WHEREAS the Corporation and the Rights Agent entered into a shareholder rights plan agreement (the "Original Agreement") dated as of May 13, 2016 in respect of a shareholder rights plan;

AND WHEREAS the Original Agreement was consented to, ratified, confirmed and approved by the shareholders of the Corporation at the annual and special meeting of the shareholders of the Corporation held on June 15, 2016;

AND WHEREAS the Original Agreement was reconfirmed and its continuance in effect approved by the shareholders of the Corporation at the annual and special meeting of the shareholders of the Corporation held on June 13, 2019;

AND WHEREAS the Board of Directors (as defined below), in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to continue the effectiveness of the Original Agreement and the Rights (as defined below) issued thereunder as amended herein by adopting an amendment and restatement of the Original Agreement by entering into this Agreement, which shall become effective immediately upon receipt of the approval of the shareholders of the Corporation at the 2022 meeting of the shareholders of the Corporation pursuant to Section 6.15(a) hereof, in order to ensure, to the extent possible:

(a)	the fair treatment of shareholders of the Corporation in connection with any Offer to Acquire the outstanding Voting Shares (each as defined below), including in connection with any "creeping" acquisition of Voting Shares or any other Offer to Acquire Voting Shares that is exempt from the take-over bid regime under NI 62-104 (as defined below); and

(b)	that the Board of Directors has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives, as appropriate, to any unsolicited Offer to Acquire the outstanding Voting Shares;

AND WHEREAS in order to so continue the Original Agreement and the distribution of the Rights thereunder, the Board of Directors has confirmed its earlier authorization of the issuance of:

(a)	one Right effective at the Record Time (as defined below) in respect of each Common Share (as defined below) outstanding at the Record Time;

(b)	one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below); and

(c)	Rights Certificates (as defined below) to holders of Rights pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS the Corporation desires to continue the appointment of the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

Article 1
Interpretation

1.1	Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:

(A)	a Voting Share Reduction;

(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii)	for the period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(v) because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid alone or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement; or

(v)	a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)	"Affiliate", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	"Associate", when used to indicate a relationship with a Person, shall mean a spouse of that Person, any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same home as that Person;

(d)	"BCBCA" shall mean the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(e)	a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has the right or obligation to become the owner at law or in equity upon the purchase, exercise, conversion or exchange of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (in each case where such right or obligation is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency), other than pursuant to any:

(A)	customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;

(B)	pledges of securities in the ordinary course of the pledgee's business; or

(C)	agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities; and

(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Section 1.1(e) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security solely because:

(iv)	such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-Up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(v)	such Person or any of the Affiliates or Associates of such Person or any other Person acting jointly or in concert with such Person holds such security and:

(A)	the ordinary business of such Person (the "Fund Manager") includes the management of investment funds for others (which others may include, or be limited to, employee benefit plans or pension plans) and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(B)	such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)	such Person is a pension fund or plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof (a "Plan") and such security is held by the Plan in the ordinary course of the Plan's activities;

(D)	such Person (a "Plan Administrator") is the administrator or the trustee of one or more Plans and such security is held by the Plan Administrator in the ordinary course of such Plan Administrator's activities; or

(E)	such Person (a "Crown Agent") is a Crown agent or agency or is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Crown Agent in the ordinary course of the management of such investment funds;

provided, however, that in any of the foregoing cases, the Fund Manager, the Trust Company, the Plan, the Plan Administrator or the Crown Agent, as the case may be, is not then making a Take-over Bid, has not then announced an intention to make a Take-over Bid and is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) pursuant to a distribution by the Corporation, (Y) by means of a Permitted Bid or a Competing Permitted Bid or (Z) by means of market transactions made in the ordinary course of the business of such Person (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such securities;

(vii)	such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(viii)	because such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(f)	"Board of Directors" shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, any committee of the board of directors of the Corporation;

(g)	"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(h)	"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(i)	"certificate" shall have the meaning ascribed thereto in Section 2.5;

(j)	"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public;

(k)	"Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed from time to time;

(l)	"Competing Permitted Bid" shall mean a Take-over Bid that:

(i)	is made after any previous Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such pervious Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all of the provisions of the definition of Permitted Bid in Section 1.1(gg) other than the requirements set out in clause (ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares and/or Convertible Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time when such Take-over Bid ceases to meet the provisions of this definition;

(m)	"controlled": a Person is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(n)	"Convertible Security" shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency;

(o)	"Convertible Security Acquisition" shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	"Co-Rights Agent" shall have the meaning ascribed thereto in Section 5.1(a);

(q)	"dividends paid in the ordinary course" shall mean cash dividends paid in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(r)	"Election to Exercise" shall have the meaning ascribed thereto in Section 3.1(d)(ii);

(s)	"equivalent common shares" shall have the meaning ascribed thereto in Section 3.2(b);

(t)	"Exempt Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 4.1 pursuant to the provisions of Section 6.1(b), Section 6.1(c) or Section 6.1(d);

(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then-outstanding Voting Shares;

(iii)	pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation:

(A)	to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities so offered than the percentage of Voting Shares and/or Convertible Securities Beneficially Owned by such Person immediately prior to such distribution; or

(B)	by way of a private placement or under a share purchase plan or option plan of the Corporation or any Subsidiaries, provided that (x) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals, and (y) such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition; or

(iv)	pursuant to an amalgamation, merger, re-organization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by shareholders of the Corporation prior to such Person acquiring such securities;

(u)	"Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(v)	"Expiration Time" shall mean, subject to Section 6.15, the earlier of:

(i)	the Termination Time; and

(ii)	the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 6.15; provided that the Expiration Time shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 6.1) prior to the date upon which the Expiration Time would otherwise have occurred;

(w)	"Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(x)	"Grandfathered Person" shall have the meaning ascribed thereto in Section 1.1(a)(v);

(y)	"holder" shall have the meaning ascribed thereto in Section 2.5;

(z)	"Independent Shareholders" shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by: (i) an Acquiring Person; (ii) an Offeror, other than a Person described in any one or more of Sections 1.1(e)(v)(A) through (E), inclusive; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(aa)	"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) for the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 3.2 shall have caused the closing prices in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing prices on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such share on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)	if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such share on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other securities exchange such prices shall be determined based on the securities exchange on which such securities are then listed or admitted to trading on which the largest number of such shares were traded during the most recently completed financial year);

(iii)	if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such share on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined in good faith by the Board of Directors); or

(iv)	if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker chosen by the Corporation with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(bb)	"NI 62-104" shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as amended, re-enacted or replaced from time to time, and any comparable or successor laws or instruments thereto;

(cc)	"Nominee" shall have the meaning ascribed thereto in Section 3.1(c);

(dd)	"Offer to Acquire" shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ee)	"Offeror" shall mean a Person that has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ff)	"Original Agreement" shall have the meaning ascribed thereto in the recitals to this Agreement;

(gg)	"Permitted Bid" shall mean a Take-over Bid that is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified provision that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to section 2.28.2 or section 2.28.3 of NI 62-104; and

(B)	then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholder shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares and/or Convertible Securities, as applicable, may be deposited or tendered pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares and/or Convertible Securities subject to the Take-over Bid may be taken up and paid for (as described in clause (ii) above) and that any Voting Shares and/or Convertible Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in clause (ii) above is satisfied, the Offeror shall make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities, as applicable, for not less than 10 days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet the provisions of this definition;

(hh)	"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)	"Permitted Lock-Up Agreement" shall mean an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)	the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;

(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares and/or Convertible Securities to, or not to withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares and/or Convertible Securities, in order to tender or deposit the Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share and/or Convertible Security offered under such other Take-over Bid or transaction:

(I)	is greater than the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid; or

(II)	exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid; and

(B)	if the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares and/or Convertible Securities held by Independent Shareholders, where the number of Voting Shares and/or Convertible Securities to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid:

(I)	is greater than the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid; or

(II)	exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-up Bid an opportunity to at least match a higher price or value in such other Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Securities from the agreement and not tender such Voting Shares and/or Convertible Securities to the Take-over Bid to which the Locked-up Person has agreed to deposit or tender, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to tender to the other Take-over Bid or support the other transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)	50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid, withdraws Voting Shares or Convertible Securities previously tendered thereto or supports another transaction;

(jj)	"Person" shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(kk)	"Privacy Laws" shall have the meaning ascribed thereto in Section 6.21;

(ll)	"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to:

(i)	a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of the same class of Voting Shares or Convertible Securities;

(ii)	any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law); or

(iii)	the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares and/or Convertible Securities (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person, and provided that the Person does not thereby Beneficially Own a greater percentage of the Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition;

(mm)	"Record Time" shall mean 4:00 p.m. (Vancouver time) on June 14, 2016;

(nn)	"Redemption Price" shall have the meaning ascribed thereto in Section 6.1(a);

(oo)	"Right" shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set out in this Agreement;

(pp)	"Rights Agent" shall mean Computershare Investor Services Inc., its successors or permitted assigns;

(qq)	"Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

(rr)	"Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in Section 2.3(a);

(ss)	"Securities Act" shall mean the Securities Act (British Columbia), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(tt)	"Separation Time" shall mean, subject to Section 6.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of, or first public announcement of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in Section 1.1(tt)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Section 1.1(tt), never to have been made;

(uu)	"Stock Acquisition Date" shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to section 5.2(1) of NI 62-104 or section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(vv)	"Subsidiary" a Person is a Subsidiary of another corporation if:

(i)	it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other's Subsidiary;

(ww)	"Take-over Bid" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the Voting Shares of the Corporation then outstanding;

(xx)	"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 6.1(g);

(yy)	"Trading Day", when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;

(zz)	"Transferee" shall have the meaning ascribed thereto in Section 4.1(b);

(aaa)	"U.S.-Canadian Exchange Rate" shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb)	"U.S. Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect;

(ccc)	"U.S. Securities Act" shall mean the United States Securities Act of 1933, as amended, , and the rules and regulations thereunder as from time to time in effect;

(ddd)	"Voting Share" shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors generally; and

(eee)	"Voting Share Reduction" shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4	Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5	References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a)               For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)               The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

where:

A	=	the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.7	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with its Affiliates and Associates and with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person, or with any other Person acting jointly or in concert with the first Person, to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (i) customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation and (ii) pledges of securities in the ordinary course of the pledgee's business).

Article 2
The Rights

2.1	Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of May 13, 2016 between MAG Silver Corp. (the "Corporation") and Computershare Investor Services Inc., as rights agent, (as the same may be amended, restated or supplemented from time to time in accordance with the terms thereof) (the "Rights Agreement") the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)               The Rights Certificates shall be executed on behalf of the Corporation by any of the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice-President, together with any other of such Persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)               Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign such Rights Certificates in a manner satisfactory to the Corporation and deliver such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)               Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange

(a)               After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)               All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)               Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)               If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b)               If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security and indemnity as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so destroyed, lost or stolen.

(c)               As a condition to the issuance of any new Rights Certificate under this Section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)               Every new Rights Certificate issued pursuant to Section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares) and the term "certificate", when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgement constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by the Corporation.

2.6	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this Section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.7	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

2.8	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3
Exercise of the Rights

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)               Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b)               Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)               From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person or any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominees), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A)	a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.

(d)               Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment, by certified cheque, wire transfer, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e)               Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Section 4.1(b) and payment as set forth in Section 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, and subject to Section 6.4(a) and Section 6.4(b), requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver such cash referred to in Section 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)                In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 6.4(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)               The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the other provinces and territories of Canada and states of the United States and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable any and all applicable federal and provincial transfer taxes and charges (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	not, after the Separation Time, except as permitted by Section 6.1 or Section 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

3.2	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 3.2 and in Section 4.1(a).

(a)               In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities other than pursuant to any dividend reinvestment program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares or Convertible Securities in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

(b)               In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed or, to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)               For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plans) of the Common Shares.

(d)               In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in Section 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e)               Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Section 3.2(e), any adjustment required by this Section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

(f)                If as a result of an adjustment made pursuant to Section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this Section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g)               All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)               Unless the Corporation shall have exercised its election as provided in Section 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in Section 3.2(b) and Section 3.2(d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i)                 The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j)                 Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k)               In any case in which this Section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l)                 Notwithstanding anything in this Section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this Section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this Section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m)             Whenever an adjustment to the Exercise Price or a change in the securities purchaseable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

Article 4
Adjustment to the Rights in
the Event of Certain Transactions

4.1	Flip-in Event

(a)               Subject to Section 4.1(b), Section 6.1(b) and Section 6.1(c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in Section 3.2).

(b)               Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding this Section 4.1(b) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under this Section 4.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 4.1(b) and such Rights shall become null and void.

(c)               In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(d)               From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, Securities Act, U.S. Securities Act, U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada and states of the United States of America (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e)               Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 4.1(b)(i) or Section 4.1(b)(ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 4.1(b) of the Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Person is not a Person described in such legend.

Article 5
The Rights Agent

5.1	General

(a)               The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it and them harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement and/or including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and/or the resignation or removal of the Rights Agent. The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(b)               The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

5.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)               Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 5.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)               In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3	Duties of the Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of certificates of Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under the Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 4.1(b)) or any adjustment required under the provisions of Section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be. Any notice required to be sent pursuant to this Agreement to holders of the Rights by the Rights Agent after its resignation or removal shall be at the expense of the Corporation.

5.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such ten-day period, then such resignation shall not be effective.

5.6	Liability

(a)               Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)               Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.

Article 6
Miscellaneous

6.1	Redemption and Waiver

(a)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with Section 6.1(i) or (j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2, if an event of the type analogous to any of the events described in Section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 6.1(i), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 6.1(d), to waive the application of Section 4.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of Section 4.1 to any Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of record of Voting Shares and provided further that if the Board of Directors waives the application of Section 4.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of record of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Section 6.1(c).

(d)               Notwithstanding the provisions of Section 6.1(b) or Section 6.1(c), upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of a waiver pursuant to this Section 6.1(d), such Person is no longer an Acquiring Person,

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e)               The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person that has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Section 6.1 the application of Section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f)                Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the then outstanding Rights, without the consent of the holders of Voting Shares or the holders of Rights, at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption and, thereafter, all of the provisions of this Agreement shall continue in full force and effect and such Rights, without any further formality, shall be attached to the outstanding Voting Shares in the same manner as prior to the occurrence of such Separation Time.

(g)               If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Section 6.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Section 6.1(i) or Section 6.1(j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)               Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Section 6.1(a) applies, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Section 6.1(i) or Section 6.1(j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 6.1, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i)                 If a redemption of Rights pursuant to Section 6.1(a) or a waiver of a Flip-in Event pursuant to Section 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(j)                 If a redemption of Rights pursuant to Section 6.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(k)               The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

6.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 5.1.

6.3	Issuance of New Rights Certificate

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4	Fractional Rights and Fractional Shares

(a)               The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b)               The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)               The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Section 6.4(a) or Section 6.4(b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

6.5	Supplements and Amendments

(a)               The Corporation may make amendments to this Agreement to correct any clerical or typographical error or, subject to Section 6.5(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, after delivery to the shareholders of the Corporation of the applicable meeting materials and the public filing of a copy of the Agreement and up to five days prior to the date of the applicable shareholders' meeting of the Corporation referred to in Section 6.15, or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued or issuable or any renewal hereof pursuant hereto, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable; provided that the Corporation shall promptly notify the shareholders of any such change by generally disseminating a news release through a widely circulated news or wire service. Notwithstanding anything in this Section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)               Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)               Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d)               Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(e)               Any amendments made by the Corporation to this Agreement pursuant to Section 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the holders of Voting Shares of the Corporation at the next meeting of shareholders, and the holders of Voting Shares may, by the majority referred to in Section 6.5(b) confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(f)                The Corporation shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 6.5 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.

6.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7	Notice of Proposed Actions

If the Corporation proposes after the Separation Time and prior to the Expiration Time:

(a)               to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b)               to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each case, the Corporation shall give to each holder of a Right, in accordance with Section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8	Notices

(a)               Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by facsimile or by registered or first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Rights Agent) as follows:

MAG Silver Corp.
800 West Pender Street, Suite 700
Vancouver, BC V6C 2V6

Attention:	President and Chief Executive Officer
Facsimile:	(604) 681-0894

(b)               Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by facsimile or by registered or first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 2B9

Attention:	Manager, Client Services
Facsimile:	(604) 661-9401

(c)               Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is delivered in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)               Any notice given or made in accordance with this Section 6.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending by facsimile or other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

(e)               If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 6.8, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

(f)                A requirement under this Agreement that a notice, document or other information be given or made in writing may be satisfied by the Corporation or the Rights Agent by providing an electronic notice, document or other information in accordance with the BCBCA, the Electronic Transactions Act (British Columbia) and other applicable laws. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the notice, document or information is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic notice, document or information or, if such notice is sent electronically, when it enters the information system designated by the addressee.

6.9	Costs of Enforcement

The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13	Counterparts

This Agreement may be executed and delivered, including by electronic means, in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts will be construed together to be an original and will constitute one and the same agreement.

6.14	Severability

If any Section, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining Sections, terms and provisions hereof or the application of such Section, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15	Effective Date

(a)               Upon being ratified, confirmed and approved by the shareholders of the Corporation at the 2022 meeting of shareholders of the Corporation in accordance with this Section 6.15(a), this Agreement shall automatically amend, restate and replace in its entirety the Original Agreement and shall be in full force and effect, and all Rights issued under the Original Agreement shall continue to be valid and shall be governed by this Agreement, from its effective date. If this Agreement is not ratified and confirmed by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at the meeting of shareholders of the Corporation to be held on or about June 22, 2022, or any adjournment or postponement thereof, then the Original Agreement and this Agreement and any then outstanding Rights shall, without further formality, be of no further force or effect as at the earlier of the close of such meeting of shareholders, or any adjournment or postponement thereof.

(b)               This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation at the third annual meeting following each shareholders' meeting at which this Agreement is either ratified or reconfirmed. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that the termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 6.1(c) and Section 6.1(e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 6.15.

6.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

6.17	Time of the Essence

Time shall be of the essence in this Agreement.

6.18	Regulatory Approvals

Any obligation of the Corporation or action contemplated by this Agreement, including any amendment hereto, shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.

6.19	Declaration as to Non-Canadian and Non-U.S. Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States of America, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.20	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

6.21	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

6.22	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 6.22.

6.23	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

MAG Silver Corp.

by
Name: George Paspalas
Title: Chief Executive Officer

Name: Fausto Di Trapani
Title: Chief Financial Officer

Computershare Investor Services Inc.
by
Name: Anita Basi
Title: Relationship Manager

Name: Jennifer Reggin
Title: Manager, Emerging Issuer Services

Signature Page – Amended and Restated Shareholder Rights Plan (MAG Silver Corp.)

Exhibit A

MAG SILVER CORP

Form of Rights Certificate

Certificate No. ________________	________________ Rights

RIGHTS CERTIFICATE

This certifies that ________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of June 22, 2022, as the same may be amended, restated or supplemented from time to time (the "Rights Agreement") between MAG Silver Corp., a corporation existing under the laws of the Province of British Columbia (the "Corporation") and Computershare Investor Services Inc., a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose for time to time by the Rights Agent. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (a) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (b) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

MAG SILVER CORP.

By:		By:
	Authorized Signatory		Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO:	MAG SILVER CORP.

The undersigned hereby irrevocably elects to exercise ________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

_____________________________________

Name

_____________________________________

Address

_____________________________________

City and Province

_____________________________________

Social Insurance Number or other
taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_____________________________________

Name

_____________________________________

Address

_____________________________________

City and Province

_____________________________________

Social Insurance Number or other
taxpayer identification number

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED _____________________________

hereby sells, assigns and transfers unto _____________________________

_____________________________

(Please print name and address of transferee)

_____________________________

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

Appendix “A”

(Refer to the “Notice to Reader” on the cover page of this
Amended and Restated Shareholder Rights Plan Agreement)

See attached.

Amended and Restated
Shareholder Rights Plan Agreement

Dated as of

June 22, 2022

~~May~~ (amending and restating
a shareholder rights plan agreement
dated as of May 13, 2016)

Between

MAG Silver Corp.

and

Computershare Investor Services Inc.
as Rights Agent

Table of Contents

Article 1
Interpretation

1.1	Certain Definitions	2
1.2	Currency	~~15~~17
1.3	Descriptive Headings	~~15~~18
1.4	Number and Gender	~~15~~18
1.5	References to Agreement	~~15~~18
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	~~16~~18
1.7	Acting Jointly or in Concert	~~16~~18

Article 2
The Rights

2.1	Legend on Certificates	~~16~~19
2.2	Execution, Authentication, Delivery and Dating of Rights Certificates	~~17~~20
2.3	Registration, Registration of Transfer and Exchange	~~18~~20
2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates	~~18~~21
2.5	Persons Deemed Owners of Rights	~~19~~21
2.6	Delivery and Cancellation of Certificates	~~19~~21
2.7	Agreement of Rights Holders	~~19~~22
2.8	Rights Certificate Holder Not Deemed a Shareholder	~~20~~23

Article 3
Exercise of the Rights

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights	~~21~~23
3.2	Adjustments to Exercise Price; Number of Rights	~~24~~26
3.3	Date on Which Exercise Is Effective	~~28~~30

Article 4
Adjustment to the Rights in
the Event of Certain Transactions

4.1	Flip-in Event	~~28~~31

Article 5
The Rights Agent

5.1	General	~~30~~32
5.2	Merger or Amalgamation or Change of Name of Rights Agent	~~31~~33
5.3	Duties of the Rights Agent	~~31~~34
5.4	Change of Rights Agent	~~33~~35
5.5	Compliance with Anti-Money Laundering Legislation	~~34~~36
5.6	Liability	~~34~~36

- ii -

Article 6
Miscellaneous

6.1	Redemption and Waiver	~~34~~37
6.2	Expiration	~~37~~39
6.3	Issuance of New Rights Certificate	~~37~~39
6.4	Fractional Rights and Fractional Shares	~~37~~39
6.5	Supplements and Amendments	~~38~~40
6.6	Rights of Action	~~39~~42
6.7	Notice of Proposed Actions	42
~~6.7~~6.8	Notices	~~40~~42
~~6.8~~6.9	Costs of Enforcement	~~41~~44
~~6.9~~6.10	Successors	~~41~~44
~~6.10~~6.11	Benefits of this Agreement	~~41~~44
~~6.11~~6.12	Governing Law	~~41~~44
~~6.12~~6.13	Counterparts	~~41~~44
~~6.13~~6.14	Severability	~~41~~44
~~6.14~~6.15	Effective Date	~~42~~45
~~6.15~~6.16	Determinations and Actions by the Board of Directors	~~42~~45
~~6.16~~6.17	Time of the Essence	~~42~~45
~~6.17~~6.18	Regulatory Approvals	~~42~~45
~~6.18~~6.19	Declaration as to Non-Canadian and Non-U.S. Holders	~~42~~45
~~6.19~~6.20	Fiduciary Duties of the Directors	~~43~~46
~~6.20~~6.21	Privacy Legislation	~~43~~46
~~6.21~~6.22	Force Majeure	~~43~~46
~~6.22~~6.23	Language	~~43~~46

Amended and Restated Shareholder Rights Plan Agreement

THIS AGREEMENT ~~made~~ dated as of June 22, 2022 (amending and restating a shareholder rights plan agreement dated as of May 13, 2016),

B E T W E E N:

MAG Silver Corp.,

a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the "Corporation")

- and -

COMPUTERSHARE INVESTOR SERVICES INC.,

a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent

(hereinafter referred to as the "Rights Agent"),

WHEREAS the Corporation and the Rights Agent entered into a shareholder rights plan agreement (the "Original Agreement") dated as of May 13, 2016 in respect of a shareholder rights plan;

AND WHEREAS the Original Agreement was consented to, ratified, confirmed and approved by the shareholders of the Corporation at the annual and special meeting of the shareholders of the Corporation held on June 15, 2016;

AND WHEREAS the Original Agreement was reconfirmed and its continuance in effect approved by the shareholders of the Corporation at the annual and special meeting of the shareholders of the Corporation held on June 13, 2019;

AND WHEREAS the Board of Directors (as defined below), in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to ~~adopt a shareholder rights plan (the "Rights Plan"), subject to approval by shareholders at a~~ continue the effectiveness of the Original Agreement and the Rights (as defined below) issued thereunder as amended herein by adopting an amendment and restatement of the Original Agreement by entering into this Agreement, which shall become effective immediately upon receipt of the approval of the shareholders of the Corporation at the 2022 meeting of the shareholders of the Corporation pursuant to Section 6.15(a) hereof, ~~to~~in order to ensure, to the extent possible:

(a)	~~encourage~~ the fair treatment of shareholders of the Corporation in connection with any Offer to Acquire the outstanding Voting Shares ~~;~~(each as defined below), including in connection with any "creeping" acquisition of Voting Shares or any other Offer to Acquire Voting Shares that is exempt from the take-over bid regime under NI 62-104 (as defined below); and

~~(b)~~	~~ensure, to the extent possible, that the shareholders of the Corporation receive and share fairly in a premium in connection with any Offer to Acquire the outstanding Voting Shares which could result in an effective change of control of the Corporation;~~

(b)	~~(c)ensure, to the extent possible,~~ that the Board of Directors has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives, as appropriate, to any unsolicited Offer to Acquire the outstanding Voting Shares;~~and~~

~~(d)generally to assist~~ AND WHEREAS in order to so continue the Original Agreement and the distribution of the Rights thereunder, the Board of Directors ~~in enhancing shareholder value;~~has confirmed its earlier authorization of the issuance of:

~~AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors has:~~

(c)	~~authorized the issuance of~~ one Right effective at the Record Time (as defined below) in respect of each Common Share (as defined below) outstanding at the Record Time;

(d)	~~authorized the issuance of~~ one Right in respect of each ~~Voting~~ Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below); and

(e)	~~authorized the issuance of~~ Rights Certificates (as defined below) to holders of Rights pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS the Corporation desires to ~~appoint~~ continue the appointment of the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

Article 1
Interpretation

1.1	Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:

(A)	a Voting Share Reduction;

(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii)	for the period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(v) because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid alone or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement; or

(v)	a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)	"Affiliate", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	"Associate", when used to indicate a relationship with a Person, shall mean a spouse of that Person, any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same home as that Person;

(d)	"BCBCA" shall mean the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(e)	a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has the right or obligation to become the owner at law or in equity upon the purchase, exercise, conversion or exchange of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (in each case where such right or obligation is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency), other than pursuant to any:

(A)	customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;

(B)	pledges of securities in the ordinary course of the pledgee's business; or

(C)	agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities; and

(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Section 1.1(e) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security solely because:

(iv)	such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-Up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(v)            such Person or any of the Affiliates or Associates of such Person or any other Person acting jointly or in concert with such Person holds such security and:

(A)	the ordinary business of such Person (the "Fund Manager") includes the management of investment funds for others (which others may include, or be limited to, employee benefit plans or pension plans) and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(B)	such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)	such Person is a pension fund or plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof (a "Plan") and such security is held by the Plan in the ordinary course of the Plan's activities;

(D)	such Person (a "Plan Administrator") is the administrator or the trustee of one or more Plans and such security is held by the Plan Administrator in the ordinary course of such Plan Administrator's activities; or

(E)	such Person (a "Crown Agent") is a Crown agent or agency or is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Crown Agent in the ordinary course of the management of such investment funds;

provided, however, that in any of the foregoing cases, the Fund Manager, the Trust Company, the Plan , the Plan Administrator~~,~~  or the Crown Agent ~~or the Plan~~, as the case may be, is not then making a Take-over Bid, has not then announced an intention to make a Take-over Bid and is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) pursuant to a distribution by the Corporation, (Y) by means of a Permitted Bid or a Competing Permitted Bid or (Z) by means of market transactions made in the ordinary course of the business of such Person (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such securities;

(vii)	such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(viii)	because such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(f)	"Board of Directors" shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, any committee of the board of directors of the Corporation;

(g)	"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(h)	"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(i)	"certificate" shall have the meaning ascribed thereto in Section 2.5;

(j)	~~(i)~~"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public;

(k)	~~(j)~~"Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed from time to time;

(l)	~~(k)~~"Competing Permitted Bid" shall mean a ~~further Permitted~~ Take-over Bid that ~~is made after any previous Permitted Bid has been made and prior to the expiry of any such previous Permitted Bid;~~:

(i)	is made after any previous Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such pervious Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all of the provisions of the definition of Permitted Bid in Section 1.1(gg) other than the requirements set out in clause (ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares and/or Convertible Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time when such Take-over Bid ceases to meet the provisions of this definition;

(m)	~~(l)~~"controlled": a Person is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(n)	~~(m)~~"Convertible Security" shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency;

(o)	~~(n)~~"Convertible Security Acquisition" shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	"Co-Rights Agent" shall have the meaning ascribed thereto in Section 5.1(a);

(q)	~~(o)~~"dividends paid in the ordinary course" shall mean cash dividends paid in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(r)	~~(p)~~"Election to Exercise" shall have the meaning ascribed thereto in Section 3.1(d)(ii);

(s)	"equivalent common shares" shall have the meaning ascribed thereto in Section 3.2(b);

(t)	~~(q)~~"Exempt Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 4.1 pursuant to the provisions of Section 6.1(b), ~~(c~~Section 6.1(c) or ~~(d~~Section 6.1(d);

(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then-outstanding Voting Shares;

(iii)	pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation:

(A)	to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities so offered than the percentage of Voting Shares and/or Convertible Securities Beneficially Owned by such Person immediately prior to such distribution; or

(B)	by way of a private placement or under a share purchase plan or option plan of the Corporation or any Subsidiaries, provided that (x) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals, and (y) such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition; or

(iv)	pursuant to an amalgamation, merger, re-organization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by shareholders of the Corporation prior to such Person acquiring such securities;

(u)	~~(r)~~"Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be ~~$75.00;~~:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(v)	~~(s)~~"Expiration Time" shall mean, subject to Section ~~6.14~~6.15, the earlier of:

(i)	the Termination Time; and

(ii)	the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section ~~6.14~~6.15; provided that the Expiration Time shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 6.1) prior to the date upon which the Expiration Time would otherwise have occurred;

(w)	~~(t)~~"Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(x)	~~(u)~~"Grandfathered Person" shall have the meaning ascribed thereto in Section 1.1(a)(v);

(y)	"holder" shall have the meaning ascribed thereto in Section 2.5;

(z)	~~(v)~~"Independent Shareholders" shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by: (i) an Acquiring Person; (ii) an Offeror, other than a Person described in any one or more of Sections 1.1(e)(v)(A) through (E), inclusive; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(aa)	~~(w)~~"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) for the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 3.2 shall have caused the closing prices in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing prices on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such share on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)	if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such share on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other securities exchange such prices shall be determined based on the securities exchange on which such securities are then listed or admitted to trading on which the largest number of such shares were traded during the most recently completed financial year);

(iii)	if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such share on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined in good faith by the Board of Directors); or

(iv)	if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker chosen by the Corporation with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(bb)	"NI 62-104" shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as amended, re-enacted or replaced from time to time, and any comparable or successor laws or instruments thereto;

(cc)	~~(x)~~"Nominee" shall have the meaning ascribed thereto in Section 3.1(c);

(dd)	~~(y)~~"Offer to Acquire" shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an ~~offer to acquire~~ Offer to Acquire to the Person that made the offer to sell;

(ee)	~~(zz)~~"Offeror" shall mean a Person that has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ff)	"Original Agreement" shall have the meaning ascribed thereto in the recitals to this Agreement;

(gg)	~~(aa)~~"Permitted Bid" shall mean a Take-over Bid that is made by means of a take-over bid circular ~~pursuant to National Instrument 62-104—Take-Over Bids and Issuer Bids and that is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;~~and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified provision that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to section 2.28.2 or section 2.28.3 of NI 62-104; and

(B)	then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholder shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares and/or Convertible Securities, as applicable, may be deposited or tendered pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares and/or Convertible Securities subject to the Take-over Bid may be taken up and paid for (as described in clause (ii) above) and that any Voting Shares and/or Convertible Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in clause (ii) above is satisfied, the Offeror shall make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities, as applicable, for not less than 10 days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet the provisions of this definition;

(hh)	~~(bb)~~"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)	~~(cc)~~"Permitted Lock-Up Agreement" shall mean an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)	the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;

(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares and/or Convertible Securities to, or not to withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares and/or Convertible Securities, in order to tender or deposit the Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share and/or Convertible Security offered under such other Take-over Bid or transaction:

(I)	is greater than the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid; or

(II)	exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share and/or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid; and

(B)	if the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares and/or Convertible Securities held by Independent Shareholders, where the number of Voting Shares and/or Convertible Securities to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid:

(I)	is greater than the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid; or

(II)	exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give ~~such Person~~ the Offeror under the Lock-up Bid an opportunity to at least match a higher price ~~in another~~ or value in such other Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Securities from the agreement and not tender such Voting Shares and/or Convertible Securities to the Take-over Bid to which the Locked-up Person has agreed to deposit or tender, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares ~~during the period of~~ and/or Convertible Securities in sufficient time to tender to the other Take-over Bid or support the other transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)	50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-Up Bid, withdraws Voting Shares or Convertible Securities previously tendered thereto or supports another transaction;

(jj)	~~(dd)~~"Person" shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(kk)	"Privacy Laws" shall have the meaning ascribed thereto in Section 6.21;

(ll)	~~(ee)~~"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to:

(i)	a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of the same class of Voting Shares or Convertible Securities;

(ii)	any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law); or

(iii)	the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares and/or Convertible Securities (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person, and provided that the Person does not thereby Beneficially Own a greater percentage of the Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition;

(mm)	~~(ff)~~"Record Time" shall mean 4:00 p.m. (Vancouver time) on June 14, 2016;

(nn)	~~(gg)~~"Redemption Price" shall have the meaning ascribed thereto in Section 6.1(a);

(oo)	~~(hh)~~"Right" shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set out in this Agreement;

(pp)	~~(ii)~~"Rights Agent" shall mean Computershare Investor Services Inc., its successors or permitted assigns;

(qq)	~~(jj)~~"Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

~~(kk)"Rights Plan" shall have the meaning ascribed thereto in the recitals to this Agreement;~~

(rr)	~~(ll)~~"Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in Section 2.3(a);

(ss)	~~(mm)~~"Securities Act" shall mean the Securities Act (British Columbia), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(tt)	~~(nn)~~"Separation Time" shall mean, subject to Section 6.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;~~and~~

(ii)	the date of the commencement of, or first public announcement of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in Section ~~1.1(nn)(ii~~1.1(tt)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Section ~~1.1(nn~~1.1(tt), never to have been made;

(uu)	~~(oo)~~"Stock Acquisition Date" shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to section 5.2(1) of ~~National Instrument 62-104—Take-Over Bids and Issuer Bids~~ NI 62-104 or section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(vv)	~~(pp)~~"Subsidiary" a Person is a Subsidiary of another corporation if:

(i)	it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other's Subsidiary;

(ww)	~~(qq)~~"Take-over Bid" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the Voting Shares of the Corporation then outstanding;

(xx)	~~(rr)~~"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 6.1(g);

(yy)	~~(ss)~~"Trading Day", when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;

(zz)	"Transferee" shall have the meaning ascribed thereto in Section 4.1(b);

(aaa)	~~(tt)~~"U.S.-Canadian Exchange Rate" shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb)	~~(uu)~~"U.S. Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect;

(ccc)	~~(vv)~~"U.S. Securities Act" shall mean the United States Securities Act of 1933, as amended, , and the rules and regulations thereunder as from time to time in effect;

(ddd)	~~(ww)~~"Voting Share" shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors generally; and

(eee)	~~(xx)~~"Voting Share Reduction" shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4	Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5	References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a)               For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)               The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

where:

A	=	the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.7	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with its Affiliates and Associates and with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person, or with any other Person acting jointly or in concert with the first Person, to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (i) customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation and (ii) pledges of securities in the ordinary course of the pledgee's business).

Article 2
The Rights

2.1	Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of May 13, 2016 between MAG Silver Corp. (the "Corporation") and Computershare Investor Services Inc., as rights agent, (as the same may be amended , restated or supplemented from time to time in accordance with the terms thereof) (the "Rights Agreement") the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)               The Rights Certificates shall be executed on behalf of the Corporation by any of the ~~Chairman~~ Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice-President, together with any other of such Persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)               Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign such Rights Certificates in a manner satisfactory to the Corporation and deliver such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)               Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange

(a)               After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)               All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)               Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)               If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b)               If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security and indemnity as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so destroyed, lost or stolen.

(c)               As a condition to the issuance of any new Rights Certificate under this Section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)               Every new Rights Certificate issued pursuant to Section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares) and the term "certificate", when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgement constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by the Corporation.

2.6	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this Section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.7	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

2.8	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3
Exercise of the Rights

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)               Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b)               Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)               From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person or any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominees), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A)	a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.

(d)               Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment, by certified cheque, wire transfer, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e)               Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Section 4.1(b) and payment as set forth in Section 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, and subject to ~~Sections~~ Section 6.4(a) and ~~(b~~Section 6.4(b), requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver such cash referred to in Section 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)                In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 6.4(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)               The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the other provinces and territories of Canada and states of the United States and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;~~and~~

(v)	pay when due and payable any and all applicable federal and provincial transfer taxes and charges (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	not, after the Separation Time, except as permitted by Section 6.1 or Section 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

3.2	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 3.2 and in Section 4.1(a).

(a)               In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities other than pursuant to any dividend reinvestment program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares or Convertible Securities in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

(b)               In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed or, to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)               For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plans) of the Common Shares.

(d)               In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation ~~or amalgamation~~) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in Section 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e)               Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Section 3.2(e), any adjustment required by this Section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

(f)                If as a result of an adjustment made pursuant to Section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this Section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g)               All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)               Unless the Corporation shall have exercised its election as provided in Section 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in ~~Sections~~ Section 3.2(b) and ~~(d~~Section 3.2(d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i)                 The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j)                 Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k)               In any case in which this Section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l)                 Notwithstanding anything in this Section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this Section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this Section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m)             Whenever an adjustment to the Exercise Price or a change in the securities purchaseable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

Article 4
Adjustment to the Rights in
the Event of Certain Transactions

4.1	Flip-in Event

(a)               Subject to Section 4.1(b) ~~and Sections~~ , Section 6.1(b) and ~~(c~~Section 6.1(c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in Section 3.2).

(b)               Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding this Section 4.1(b) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under this Section 4.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 4.1(b) and such Rights shall become null and void.

(c)               In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(d)               From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, Securities Act, U.S. Securities Act, U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada and states of the United States of America (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e)               Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 4.1(b)(i) or Section 4.1(b)(ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 4.1(b) of the Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Person is not a Person described in such legend.

Article 5
The Rights Agent

5.1	General

(a)               The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents ("Co-Rights Agents ") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it and them harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement and/or including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and/or the resignation or removal of the Rights Agent. The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(b)               The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

5.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)               Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation , statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 5.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)               In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3	Duties of the Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of certificates of Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under the Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 4.1(b)) or any adjustment required under the provisions of Section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section ~~6.7~~6.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section ~~6.7~~6.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be. Any notice required to be sent pursuant to this Agreement to holders of the Rights by the Rights Agent after its resignation or removal shall be at the expense of the Corporation.

5.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such ten-day period, then such resignation shall not be effective.

5.6	Liability

(a)               Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)               Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.

Article 6
Miscellaneous

6.1	Redemption and Waiver

(a)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with Section 6.1(i) or (j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2, if an event of the type analogous to any of the events described in Section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 6.1(i), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 6.1(d), to waive the application of Section 4.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)               Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of Section 4.1 to any Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of record of Voting Shares and provided further that if the Board of Directors waives the application of Section 4.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of record of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Section 6.1(c).

(d)               Notwithstanding the provisions of ~~Sections~~ Section 6.1(b) or ~~(c~~Section 6.1(c), upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of a waiver pursuant to this Section 6.1(d), such Person is no longer an Acquiring Person,

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e)               The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person that has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Section 6.1 the application of Section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f)                Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the then outstanding Rights, without the consent of the holders of Voting Shares or the holders of Rights, at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption and, thereafter, all of the provisions of this Agreement shall continue in full force and effect and such Rights, without any further formality, shall be attached to the outstanding Voting Shares in the same manner as prior to the occurrence of such Separation Time.

(g)               If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Section 6.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Section 6.1(i) or ~~(j~~Section 6.1(j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)               Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Section 6.1(a) applies, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Section 6.1(i) or ~~(j~~Section 6.1(j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the ~~Transfer Agent~~ transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 6.1, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i)                 If a redemption of Rights pursuant to Section 6.1(a) or a waiver of a Flip-in Event pursuant to Section 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(j)                 If a redemption of Rights pursuant to Section 6.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(k)               The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

6.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 5.1.

6.3	Issuance of New Rights Certificate

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4	Fractional Rights and Fractional Shares

(a)               The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b)               The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)               The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Section 6.4(a) or ~~(b~~Section 6.4(b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

6.5	Supplements and Amendments

(a)               The Corporation may make amendments to this Agreement to correct any clerical or typographical error or , subject to Section 6.5(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, ~~at or prior~~  after delivery to the shareholders~~' meeting~~  of the Corporation of the applicable meeting materials and the public filing of a copy of the Agreement and up to five days prior to the date of the applicable shareholders' meeting of the Corporation referred to in Section ~~6.14(a)~~6.15, or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued or issuable or any renewal hereof pursuant ~~thereto~~hereto, ~~may~~ supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable; provided that the Corporation shall promptly notify the shareholders of any such change by generally disseminating a news release through a widely circulated news or wire service. Notwithstanding anything in this Section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)               Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)               Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d)               Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the BCBCA with respect to meetings of shareholders of the Corporation.

(e)               Any amendments made by the Corporation to this Agreement pursuant to Section 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the holders of Voting Shares of the Corporation at the next meeting of shareholders, and the holders of Voting Shares may, by the majority referred to in Section 6.5(b) confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(f)                The Corporation shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 6.5 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.

6.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7	Notice of Proposed Actions

If the Corporation proposes after the Separation Time and prior to the Expiration Time:

(a)	to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b)	to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each case, the Corporation shall give to each holder of a Right, in accordance with Section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8	6.7Notices

(a)               Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by facsimile or by registered or first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Rights Agent) as follows:

MAG Silver Corp.
~~328-550 Burrard~~ 800 West Pender Street, Suite 700
Vancouver, BC V6C ~~2B5~~2V6

Attention:	President and Chief Executive Officer
Facsimile:	(604) ~~484-4710~~ 681-0894

(b)               Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by facsimile or by ~~first~~ registered or first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 2B9

Attention:	Manager, Client Services
Facsimile:	(604) 661-9401

(c)               Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by ~~first~~ registered or first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is ~~mailed~~ delivered in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)               Any notice given or made in accordance with this Section ~~6.7~~ 6.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending by facsimile or other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

(e)               If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section ~~6.7~~6.8, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

(f)                A requirement under this Agreement that a notice, document or other information be given or made in writing may be satisfied by the Corporation or the Rights Agent by providing an electronic notice, document or other information in accordance with the BCBCA, the Electronic Transactions Act (British Columbia) and other applicable laws. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the notice, document or information is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic notice, document or information or, if such notice is sent electronically, when it enters the information system designated by the addressee.

6.9	6.8Costs of Enforcement

The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10	6.9Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11	6.10Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12	6.11Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13	6.12Counterparts

This Agreement may be executed and delivered, including by electronic means, in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts will be construed together to be an original and will constitute one and the same agreement.

6.14	6.13Severability

If any Section, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining Sections, terms and provisions hereof or the application of such Section, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15	6.14Effective Date

(a)               ~~This Agreement is~~ Upon being ratified, confirmed and approved by the shareholders of the Corporation at the 2022 meeting of shareholders of the Corporation in accordance with this Section 6.15(a), this Agreement shall automatically amend, restate and replace in its entirety the Original Agreement and shall be in full force and effect ~~in accordance with its terms from the date hereof. If the Rights Plan is not ratified~~ , and all Rights issued under the Original Agreement shall continue to be valid and shall be governed by this Agreement, from its effective date. If this Agreement is not ratified and confirmed by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at the meeting of shareholders of the Corporation to be held on or about June ~~15~~22, ~~2016~~ 2022, or any adjournment or postponement thereof, then the Original Agreement and this Agreement and any then outstanding Rights shall, without further formality, be of no further force or effect as at the earlier of the close of such meeting of shareholders, or any adjournment or postponement thereof.

(b)               ~~The Rights Plan~~ This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation at the third annual meeting following each shareholders' meeting at which ~~the Rights Plan~~ this Agreement is either ratified or reconfirmed. If ~~the Rights Plan~~ this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that the termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to ~~Sections~~ Section 6.1(c) and ~~(e~~Section 6.1(e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section ~~6.14~~6.15.

6.16	6.15Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

6.17	6.16Time of the Essence

Time shall be of the essence in this Agreement.

6.18	6.17Regulatory Approvals

Any obligation of the Corporation or action contemplated by this Agreement, including any amendment hereto, shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.

6.19	6.18Declaration as to Non-Canadian and Non-U.S. Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States of America, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.20	6.19Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

6.21	6.20Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

6.22	6.21Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 6.22.

6.23	6.22Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

MAG Silver Corp.

by	~~(signed) "George Paspalas"~~
Name: George Paspalas
Title: Chief Executive Officer

~~(signed) "Larry Taddei"~~
Name: ~~Larry Taddei~~Fausto Di Trapani
Title: Chief Financial Officer

Computershare Investor Services Inc.
by	~~(signed) "Anita Basi"~~
Name: Anita Basi
Title: Relationship Manager

~~(signed) "Karl Burgess"~~
Name: ~~Karl Burgess~~Jennifer Reggin
Title: Manager, ~~Client~~ Emerging Issuer Services

Exhibit A

MAG SILVER CORP

Form of Rights Certificate

Certificate No. ________________	________________ Rights

RIGHTS CERTIFICATE

This certifies that ________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of June 22, 2022, as the same may be amended , restated or supplemented from time to time~~, made as of May 13, 2016~~  (the "Rights Agreement") between MAG Silver Corp., a corporation existing under the laws of the Province of British Columbia (the "Corporation") and Computershare Investor Services Inc., a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia or any other office of the Rights Agent designated for that purpose for time to time by the Rights Agent. ~~The Exercise Price shall initially be $75.00 per Right and shall be subject to~~ Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (a) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (b) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

MAG SILVER CORP.

By:		By:
	Authorized Signatory		Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO:	MAG SILVER CORP.

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

_____________________________________

Name

_____________________________________

Address

_____________________________________

City and Province

_____________________________________

Social Insurance Number or other
taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_____________________________________

Name

_____________________________________

Address

_____________________________________

City and Province

_____________________________________

Social Insurance Number or other
taxpayer identification number

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED _____________________________

hereby sells, assigns and transfers unto _____________________________

_____________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an "Eligible Institution", i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.